15025608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 7 2015 WASH. D.C. 201

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-14 AND ENDING 31-Dec-14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Family Investors Company, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 South Avenue
(No. and Street)

Fanwood	**NJ**	**07023**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edna Trujillo **908-322-3144**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

na 3/19

SEC MAIL PROCESSING
RECEIVED
MAR 17 2015
WASH, D.C. 201 SECTION

FAMILY INVESTORS COMPANY, INC.
REPORT ON AUDIT OF FINANCIAL STATEMENTS
ADD SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a5 of
The Securities Exchange Act of 1934
SEC File No. 8-11190

FOR THE YEAR ENDED DECEMBER 31, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Family Investors Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 South Avenue
(No. and Street)

Fanwood (City) NJ (State) 07023 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edna Trujillo (908) 322-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donahue Associates, LLC
(Name – *if individual, state last, first, middle name*)

27 Beach Road, Suite C05-A (Address) Monmouth Beach (City) NJ (State) 07750 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FAMILY INVESTORS COMPANY, INC.
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

The accompanying notes are an integral part of these financial statements.

DONAHUE ASSOCIATES, L.L.C.

27 BEACH ROAD, SUITE CO5-A

MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholders

Family Investors Company, Inc.

We have audited the accompanying financial statements of Family Investors Company, Inc., which comprise the balance sheet at December 31, 2014 and the related statements of operations, changes in shareholder equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to error or fraud.

Auditor's Responsibility

Our responsibility is to express an opinion on these financials statements based on our audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Family Investors Company, Inc. as of December 31, 2014 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III -Exemptive Provision under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Donahue Associates, LLC

Donahue Associates LLC

Monmouth Beach, New Jersey

March 13, 2015

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current assets		
Cash and cash equivalents	$	178,864
Receivables from non-customers		196,861
Securities owned – marketable		383,676
Prepaid Insurance		2,027
Total Current Assets		761,428
Property and equipment, net of accumulated depreciation		11,311
Other Assets		
Reserved Cash		50,933
Security Deposit		1,400
Total Other Assets		52,333
TOTAL ASSETS	$	825,072

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable and accrued expenses	$	315,189
Deferred tax liability – current		3,616
Total current liabilities		318,805
Noncurrent liabilities		
Deferred tax liability – noncurrent		1,477
Total noncurrent liabilities		1,477
Total Liabilities		320,282
Stockholders' equity		
Common stock, no par value; 2,500 shares Authorized, 1,175 shares issued, and 1,125 outstanding		52,750
Cost of 50 shares of common stock held by the Company		(15,425)
Retained Earnings		450,645
Accumulated other comprehensive income		16,820
Total Stockholders' equity		504,790
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	825,072

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
DECEMBER 31, 2014

Revenues	
12B-1 commission	$ 1,012,713
Annuities commission	366,518
Mutual funds regular commission	252,053
Insurance commission	12,839
Equities	5,580
Other commission	4,800
Systematic plan commission	177
Miscellaneous	16,291
	1,670,971
Expenses	
Employee compensation and benefits	1,359,409
Payroll taxes	60,643
Rent	47,653
Professional fees	25,384
Advertising	17,774
Dues and subscriptions	5,018
Depreciation	4,768
Other operating expenses	121,860
	1,642,509
Income from operations	28,462
Other income	
Interest and dividend income	14,437
Realized gains and securities	7,171
	21,608
Income before provision for income taxes	50,070
Provision for income taxes	10,617
Net income	39,453
Other Comprehensive income	
Unrealized holding gain on securities	194
Total comprehensive income	$ 39,647

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2014

	Common Stock		Treasury Stock		Retained	Accumulated Other Comp.	
	Shares	Amount	Shares	Amount	Earnings	Income	Total
Balance at January 1, 2014	1,150	$ 52,750	25	$ (6,425)	$ 411,192	$ 16,626	$ 474,143
Net income	-	-	-	-	39,453	-	39,453
Other comprehensive income	-	-	-	-	-	194	194
Buyback of stock for reissuance	(25)	-	25	(9,000)	-	-	(9,000)
Balance at December 31, 2013	1,125	$ 52,750	50	$ (15,425)	$ 450,645	$ 16,820	$ 504,790

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2014

Cash flows from operating activities:	
Net Income	$ 39,453
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Depreciation	4,768
(Increase) decrease in operating assets:	
Receivables from non-customers	(24,757)
Prepaid insurance	(85)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	50,416
Net cash provided by operating activities	69,795
Cash Flows from investing activities	
Purchase of marketable securities	(21,224)
Acquisition of office equipment	(3,818)
Net cash used in investing activities	(25,042)
Cash flows from financing activities:	
Purchase of treasury stock	(9,000)
Net cash used in financing activities	(9,000)
Net increase in cash and cash equivalents	35,753
Cash and cash equivalents, beginning of year	143,110
Cash and cash equivalents, end of the year	$ 178,863

Supplemental disclosures of cash flow information:

Cash paid during the year:	
Income Taxes	$ 7,005

Noncash investing and financing activities:

Purchase of marketable securities by reinvesting dividends	$ 25,042

The accompanying notes are an integral part of these financial statements.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Family Investors Company, Inc. (the "Company") was incorporated in the State of New Jersey on April 1, 1960. The Company is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from rule 15c3-3 of the SEC under paragraph (K)(2)(ii) of that rule.

Basis of Accounting

Revenue and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments, except for those held or long-term investment, with maturities of three months or less when purchased to be cash equivalents.

Reserved Cash

Reserved cash is required to be deposited with the clearing broker in order to maintain a contractual clearing agreement.

Securities Transactions

Customer transactions in equity securities are settled through a clearing broker who pays The Company a commission.

Customer payments for investment company shares are made payable directly to the investment company. The Company receives a commission check periodically from the fund company. In the rare event a customer check is payable to Family Investors Company, Inc. it is deposited into a trust account and a check for the actual cost of the shares is drawn from the trust account and sent to the investment company. The Company periodically transfers commissions accumulated in the trust account to the operating account.

Property and Equipment

Property and equipment are recorded at cost. Depreciation for property and equipment is provided using the straight-line method for financial purposes at rates based on the following estimated useful lives:

	Years
Office Equipment	7
Furniture	5

Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is reported. Expenditures for major renewals and improvements that extend the useful lives of the property and equipment are capitalized. Expenditures for the maintenance and repairs are charged to expense as incurred.

Revenue and Cost Recognition

Commissions and related expenses are recorded on a trade-date basis as securities transactions clear.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the year ended December 31, 2014 was $17,774.

Income Taxes

Federal and State taxes are recorded as of the date of the financial statements utilizing currently enacted tax laws and rates. The amount of the current and deferred taxes payable or refundable is recognized as of the date of the financial statements. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets in between years. Temporary differences are primarily attributable to differences between the basis of the property and equipment and unrealized holding gains or losses on marketable securities. As of December 31, 2014, The Company's tax years 2013, 2012 and 2011 are subject to examination by the tax authorities.

The Organization has evaluated its current tax positions and has concluded that as of the December 31, 2014, the Organization does not have any significant uncertain tax positions for which a reserve would be necessary.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Receivables from Non-Customers

Commission revenue and others fees due from the clearing broker and investment companies but not yet received that are expected to be collected within one year is recorded as receivables from non-customers at a net realized value. If amounts become uncollectible, they will be charged to the operations when that determination is made.

Use of Estimates

The preparation of financial statements in conformity with the generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. Actual results could differ from the estimates.

Date of Management's Review

Management has evaluated subsequent events through February 28, 2014, which is the date the financial statements were available to be issued.

2) FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities and mutual funds that are classified as available-for-sale on a recurring basis.

The Fair Market Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

The Fair Market Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair market value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for the identical assets or liabilities (Level 1 measurement) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

2) FAIR VALUE MEASUREMENTS (CONT'D)

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy.

Cash Value and Cash Equivalents, Short Term Financial Instruments, Receivables from Non-Customers and Accounts Payable

The carrying amounts approximate fair value because of the short maturity of instruments.

Investments in Equity Securities and Mutual Funds

Investments in equity securities and mutual funds that are classified as available-for-sale are recorded at fair value on a recurring basis. Investments in equity securities are valued at the closing price reported on the active market on which the individual securities are traded. Investments in mutual funds are valued at the net asset value ("NAV") of shares held by the Company at year-end. Management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy. Realized gains and losses, determined using the specific identification method, are included in earnings; unrealized holdings gains and losses are reported in other comprehensive income.

2) FAIR VALUE MEASUREMENTS (CONT'D)

Assets Measured and recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value recurring basis as of December 31, 2014:

	Total	Level 1	Level 2	Level 3
Mutual funds	$ 354,900	$ -	$ 354,900	-
Equity securities	28,776	28,776	-	-
	$ 383,676	$ 28,776	$ 354,000	-

3) RESERVED CASH

The Company is required to maintain reserve funds on deposit with the clearing broker. The required reserve at December 31, 2014 was $50,000. Cash on deposit in the reserve amounted to $50,933 at December 31, 2014.

4) RECEIVABLES FROM NON-CUTOMERS

Amounts receivable from the clearing broker investment companies at December 31, 2014 consist of fees and commissions receivable in the amount of $172,104. The Company believes its receivables to be fully collectible; accordingly, no allowance for doubtful accounts was recorded for the year then ended.

5) SECURITIES OWNED – MARKETABLE

As of December 31, 2014, The Company held $383,676 in equity securities and mutual fund shares classified as securities owned – marketable in the statement of the financial condition. These securities are considered available-for-sale and are carried at fair value on a recurring basis. Net unrealized holding gains of $193 are recorded within accumulated other comprehensive income, a component of stockholders' equity.

6) PROPERTY AND EQUIPMENT

The following is a summary of property and equipment less accumulated depreciation as of December 31, 2014. Depreciation expense for the year then ended was $4,768.

Furniture and fixtures	$ 42,228
Office equipment	44,943
Less; accumulated depreciation	75,860
Net	$ 11,311

7) ACCUMULATED COMPREHENSIVE INCOME

Accumulated other comprehensive income consists of the net unrealized holding gains on securities of $16,820 as of December 31, 2014.

8) INCOME TAX MATTERS

The Company's deferred tax liabilities arose primarily from the net unrealized gain on securities and from the accelerated depreciation of property and equipment for the income tax purposes. At December 31, 2014, the Company's deferred tax liabilities are as follows:

	Federal	New Jersey	Total
Deferred tax liability – current	$ 2,523	1.093	$ 3,616
Deferred tax liability – noncurrent	$ 1,031	446	$ 1,477

For the years ended December 31, 2014, the provision for the income taxes consisted of the following:

State Income Tax:		
Net income (loss) before provision for income taxes	$50,264	
NJ Income Tax - Per tax tables		$3,150
Federal Income Tax:		
Net income before provision for income taxes	$50,264	
Add back 50% Meals and Entertainment	2,327	
Depreciation adjustment	3,260	
Unrealized gains	(194)	
Subtract : State Income Tax	(3,150)	
Federal Income Tax Base	$52,507	
first $50,000 @ 15%		$7,500
remainder @ 25%		627
Federal Income Tax		$8,127
Provision for Income Taxes - current		$11,277
Deferred tax liabilities adjustment for 2014		(660)
Provision for Income Taxes		$10,617

9) EMPLOYEE BENEFIT PLAN

The company maintains a contributory profit sharing plan as defined under section 401(k) of the U.S. Internal Revenue Service Code covering substantially all employees. Effective January 1, 2014, the Company contributes to the plan at a rate of 5% of the employees' eligible compensation. Employer contributions during the year ended December 31, 2014 were $49,712.

In addition the company has a profit sharing plan which provides for discretionary contributions as determined annually by the Board of Directors. The Board of Directors has elected to contribute to the profit sharing plan for 2014. The profit sharing contributions for the year ended were $71,733.

10) COMMITMENTS

The Company leases its office space on a month-to month basis. The Company also leases office equipment and is under contract to pay monthly fees for information technology services. Rent, equipment lease and computer expense for the year ended December 31, 2014 were $47,653, $4,051, and $13,732, respectively.

Future minimum payments under the non-cancellable equipment leases are as follows:

2015	$ 2,154
2016	2,119
Thereafter	6,886
Total	$ 11,159

11) CONCENTRATION OF RISK

The Company is engaged in various activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. For the year ended December 31, 2014, commissions from three companies represented approximately 81% of the total commissions earned. In addition, 12B-1 and mutual funds regular commissions accounted for 61% and 15% of the total commission revenues for the year, respectively.

The Company maintains its cash balances with various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2014, the cash balance held by the clearing broker totaled $50,933, and the cash balance held in the money market fund totaled $761. These balances are not insured by the FDIC.

12) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had a net capital of $283,032 which is $233,032 in excess of required net capital of $50,000. The Company's aggregate indebtedness to net capital is 111.16%.

13) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

FAMILY INVESTORS COMPANY, INC.

Schedule I & II

Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Shareholders' equity	$504,790
DEBITS:	
Nonallowable assets:	
Accounts receivable (unallowable portion)	149,253
Prepaid Expenses	2,027
Property and equipment net of accumulated depreciation	11,312
Petty cash	200
Security deposits	1,400
Total nonallowable assets	$164,192
NET CAPITAL	$340,598
Haircut on securities and money market funds	57,566
ADJUSTED NET CAPITAL	$283,032
Minimum requirements of 6-2/3% of aggregate indebtedness or $50,000, whichever is greater.	50,000
EXCESS NET CAPITAL	$233,032
AGGREGATE INDEBTEDNESS:	
Accounts payable & accrued expenses	$315,189
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	111.36%
Excess net capital previously reported	$236,644
Audit change to income tax provision	(3,612)
Excess net capital per this report	$233,032

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2014

Schedule III

December 31, 2014

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Family Investors Company, Inc. is exempt from Rule 15c3-3 reporting pursuant to provision 15c-3(k)(2)(ii) of SEC Rule 15c3-3 (the "exemption provisions").

Family Investors Company, Inc. met the identified provision throughout the most recent fiscal year without exceptions as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with our activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers, except during rare instances when an investment company issues a check for customer funds made payable to Family Investors Company, Inc.. In these rare instances the check is deposited into a trust account and a check for the cost of the investment is forwarded to the new investment company.

Thank you,

Peter J. Schemidlin
President
Family Investors Company, Inc.

DONAHUE ASSOCIATES, L.L.C.

27 BEACH ROAD, SUITE CO5-A

MONMOUTH BEACH, NJ. 07750

Phone: (732) 229-7723

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements included in the accompanying exemption report in which (1) Family Investors Company, Inc. identified the provisions of SEC Rule 15c3-3 paragraph k(2)(ii) under which the Company claimed an exemption from SEC Rule 15c3-3 (the "exemption provision) and (2) the Company stated that it has met the identified exemption provisions through the fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is an expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of SEC Rule 15c3-3.

Donahue Associates, LLC

Donahue Associates LLC

Monmouth Beach, NJ

March 13, 2015

DONAHUE ASSOCIATES, L.L.C.

27 BEACH ROAD, SUITE CO5-A

MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Shareholders
Family Investors Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by Family Investors Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Family Investors Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Family Investors Company, Inc.'s management is responsible for the Family Investors Company, Inc.'s compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [deduction detail worksheet and general ledger account analysis] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [deduction detail worksheet and general ledger account analysis] supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Donahue Associates, LLC

Donahue Associates LLC

Monmouth Beach, N.J.

March 13, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*********1531*********************MIXED AADC 220
011190 FINRA DEC
FAMILY INVESTORS COMPANY INC
P O BOX 100
265 SOUTH AVE
FANWOOD NJ 07023-1368

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 3,278

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,627)
08-04-2014
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,651

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,651

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,651

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Family Investors Company, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 02 day of March , 2015 .

Financial Operations Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,692,773
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	7,470
Total additions	7,470
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	374,396
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	14,834
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	389,230
SIPC Net Operating Revenues	$ 1,311,013
2e. General Assessment @ .0025	$ 3,278 (to page 1, line 2.A.)